SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of February, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company





Letter to: Xenova Group PLC


Disclosure of Interest in shares

Consequent upon a purchase in the market of 795,000 shares on the 19 February 2003, Legal & General Group Plc now own the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775245          750,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206        3,859,714
HSBC Global Custody Nominee (UK) Ltd A/c 747381          344,000
HSBC Global Custody Nominee (UK) Ltd A/c 866203          213,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509          122,000

                                                       5,288,714     3.03%

Please note that this percentage is based on our understanding that your issued share capital is 174,533,588, which is the figure quoted by Exshare.


From: Legal & General Investment Management




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 21 February 2003